RICHLAND CAPITAL, LLC


bloomfield brewing co.
4568

Project Proposal

Prepared for: The Progress Fund

Prepared by: Matthew Hough

June 20, 2017

4568 Penn Avenue, Pittsburgh, PA 15224

EXECUTIVE SUMMARY

Objective

To obtain a financial package of $1.75 million to start a brewing and coffee roasting facility.

Business Overview

The brewing and roasting facility will be located at 4568 Penn Avenue, Pittsburgh, PA 15224. I purchased the building in February of 2017, and have obtained all of the necessary zoning variances needed. 4568 Penn Avenue will specialize in brewing beer, roasting coffee and brick oven cuisine. Specifically, brick oven bagels, pizza and pretzels. Everything will be made using quality fresh ingredients from scratch. (beer, coffee, food, etc.)

Success Factors

Since opening Hough's Taproom and Brewpub in 2008, and the Copper Kettle Brewing Company (CKB) in 2012, Matt Hough has established himself as a respected businessman in the restaurant and brewing industry. Hough's Taproom and the CKB have won numerous awards throughout the years, and are highly respected within the community. We specialize in teaching people how to brew beer and opening up their taste buds to all kinds of different styles and flavors of beer. When you arrive at Hough's Taproom or the CKB, freshly brewed beer permeates through the air with hints of smoke from our smoker in the kitchen.

Over the years Hough's Taproom and Brewpub has adapted to keep up with the industry and times. The hands on experience of opening your own business from scratch, growing it, molding it, and shaping it, is the best experience anyone in business can ask for. I've grown Hough's and the CKB from a $250,000 business, into a $1.2 million dollar business. When we started Hough's on a shoe string budget, I was able to get what we needed to get the doors open, and then take our cash flow and reinvest it into the business to make it grow. The forward thinking at Hough's and the CKB is always present. We were the first ones in Pittsburgh to have a Crowler Machine, have 50 plus taps, sell small tasters of our all the beer, and open up a brew on premise (only 9 in the nation).

Company Overview

Hough's Taproom and Brewpub and the Copper Kettle Brewing Company are family owned businesses. I, Matthew D. Hough, will still be a 30% shareholder in these companies, but I have started my own company to peruse my vision and dreams for the the restaurant and brewing industry. Richland Capital, LLC is 100% owned by Matthew D. Hough, and holds the deed to 4568 Penn Avenue.

INDUSTRY ANALYSIS

Market Overview

The market in which the brewpub on Penn Ave will be operating in is characterized as casual dining, but can also be considered fast casual. Fast Casual restaurants are one of the fastest growing dining segments in the restaurant industry right now. Fast casual restaurants are associated with freshness, quality, taste, speed and innovation.

On the brewing side of the operation, we will be considered a brewpub. A brewpub (defined by the Brewer's Association) is a restaurant-brewery that sells 25 percent or more of its beer on site. The beer is brewed primarily for sale in the restaurant and bar. The beer is often dispensed directly from the brewery's storage tanks. Where allowed by law, brewpubs often sell beer "to go" and /or distribute to off site accounts.

Restaurant Industry Facts:

Please refer to Appendix A - 2017 Restaurant Industry Pocket Factbook

Brewing Industry Facts:

Please refer to Appendix B - Brewer's Association 2016 Stats

CUSTOMER ANALYSIS

Below is a description of who our target customers are and their core needs

Target Customers

Below is a profile of our target customers:

- Age: 18 - 65
- Household Income: $10,000 plus
- Gender: Equal mix of Male and Female
- Location: Dense work and residential population within 5 mile radius
- Marital Status: All; single, couples, married and divorced
- Family Size: Singles to all family sizes
- Occupation: All
- Language: All
- Education: All

Below is a summary of the size of our target customer market:

4568 Penn Avenue Pittsburgh, PA 15224	Bloomfield	Lawrenceville	Garfield
2016 Population	8,758	525	3,742
Population Density / Sq. Mile	12,485	903	8,181
2016 Median Age	31.2	43.4	35.1
2016 Pop. Age 20 - 24	14.6%	6%	7%
2016 Pop. Age 25 - 34	34.5%	12.5%	13.5

Health Care Industry - Local Customer Business Base

The Health Care Industry is thriving in Pittsburgh. Children's Hospital is located in Lawrenceville and West Penn Hospital is located in Bloomfield, and are within Walking Distance of the Penn Avenue Location. Children's Hospital employees roughly 2,400 people, while West Penn employs roughly 1,700 people. Not to mention that there are over 100,000 visitors, patients, sales reps, etc. that pass through the two hospitals per year.


CHILDREN'S HOSPITAL
PENN AVENUE
PENN AVENUE
MARATHON
MAIN STREET
RITE AID
FRIENDSHIP AVENUE
LIBERTY AVENUE
BLOOMFIELD BRIDGE
LIBERTY AVENUE
Citizens Bank
Bank
WEST PENN HOSPITAL

New Hotel Construction

There will be a new hotel constructed this year on Penn Avenue in between Children's Hospital and our location (Yellow Arrow in map above). It will be located about 500 feet from our new brewpub. The hotel will have 119 rooms and should be completed by spring of 2018.

Customer Needs

Below is a profile of the needs that our target customer base

- Quality - Fresh ingredients, Great Service, Awesome Atmosphere
- Speed - Breakfast, Lunch and Dinner can all be quick if the customer needs to move quickly
- Location - Great businesses around us, High traffic street, Walking community
- Consistency - Food, Service, Beer, Coffee, Pricing, etc.

COMPETITIVE ANALYSIS

Direct and Indirect Competitors

After being in the restaurant industry for over 10 years, I've started to realize a couple of things when it comes to direct and indirect competitors in the restaurant industry:

- Everyone has their niche market
- Location, Location, Location is extremely vital
- Everyone in the restaurant competes directly

Pittsburgh's restaurant scene, and the national restaurant scene, are turning more into "niche" restaurant spots. In other words, customers want to go to a restaurant that specializes in one particular cuisine, rather than a restaurant that offers a variant of cuisines. It's prevalent with the DeShantz Group, Big Burrito Group and AMPD Group in Pittsburgh. Everyone in the restaurant industry competes directly because we all serve food. Even though it is in different forms, I believe we all compete directly. What separates us from our competition, is finding the niche market that is unattended, and building that market quicker and better.

At Hough's Taproom and Brewpub, we do what most bars do....sell beer. However, we took it one step further and filled a "niche" market that was unattended to at the time in Pittsburgh. We found a great location, at a great price, and built a great business. We chose Greenfield because of the demographics and the proximity to Pittsburgh. If we would have put it in the South Side, or Oakland, it wouldn't of fit what we wanted to do. By picking our location, we were able to keep out competition and grow our business the way we wanted too.

So in regards to whom our Direct and Indirect Customers will be in Bloomfield, the answer is anyone and everyone. I view every business as a competitor in some way, shape or form. The brewpub on Penn Avenue is unique however. Some of our competitors might actually become customers because of the products we will be producing. We will have the opportunity to sell our own roasted coffee wholesale or packaged to other coffee shops and diners in the area. Our brick oven bagels will be the only bagels of their kind in Pittsburgh, and we'll be able to distribute them to businesses, breakfast shops, cafe's, etc. Finally, when we're ready, we'll be able to sell our beer to other bars and distributors in the area.

Competitive Advantage

The following are the major competing advances that the Penn Avenue Location will have:

- Products - We will have fresh quality products made from scratch for breakfast, lunch and dinner.
- Distribution - Coffee, Bagels and Beer can all be distributed to local coffee shops and bars.
- Menu - We will have something for everyone with the products we are producing.
- Design - The layout of our facility will help us capture the fast casual and casual diners. Plus, customers will be able to give themselves a self guided tour of our brewery and roasting faculty.
- Staff - Our staff will be heavily trained on all of the products we carry, so they can educate our customers. The atmosphere will be laid back and enjoyable for the customers.
- Distribution II - We will be able to distribute our products to local business for their office use. Coffee and cold pressed coffee will be our biggest distribution segment for these customers.
- Marketing - We'll be hitting the ground running because of the marketing we intend to do. The hospitals will be our primary focus, with distribution second. We intend to build one brand for coffee, bagels and beer. Also, we've already had a lot of press for this location, so we're looking to build on that.

MARKETING PLAN

Products and Pricing

A mock menu for the new location is in Appendix C. Prices will vary slightly based on current market pricing when we open.

Branding and Promotions Plan

The brewpub on Penn will use the following tactics to attract new customers and bring attention to the location and brand:

- Word of Mouth: We've already had a lot of press on the new location. We will keep building on this press to keep the public interested and informed.
- Social Media: We will have a social media blitz that will get the word out there quickly about our products. There will be pictures, contests, surveys, give always, etc. taking place every day until we open.
- Charities: Partnering up with a charity or two is great publicity and a great cause all in one. We will most likely do something with he hospitals to start, and then branch out from there.
- Mug Club: Now that they are legal again in Pennsylvania, we will offer a mug club with different tiers of membership. There will be different 1 year memberships and lifetime memberships. No one in Pittsburgh will have a mug club like us!
- Swag: Having the right hats, t-shirts, slogans, socks, sunglasses, etc. says a lot about your brand and place. We'll make sure we have enough cool swag to get it out on the streets.

MANAGEMENT TEAM

Matthew D. Hough

Right now, the management team consists of just me. I have a lot of people in mind to approach, but I'm waiting until I have some set dates for opening. Until I get them onboard, here is a little bit about me.

As you've read earlier, I started and managed Hough's Taproom and Brewpub for 10 years. As I was opening Hough's, I worked for Nucor Steel as a District Sales Manager selling rebar, wire mesh, PC strand and coil. I did this for 5 years traveling all over the eastern United States. My territory was Maine to North Carolina and stretched to Indiana and Georgia. At Nucor, I learned a tremendous amount about business and sales that I was able to use in the restaurant industry. During my travels, I was also fortunate enough to visit a lot of breweries, restaurants and brewpubs. It amazed me how unique and different they all were.

I currently still manage Hough's Taproom and Brewpub and the CKB.

PROJECTED OPENING COSTS

Description	Unit Price
Kitchen and Bar Equipment	$ 250,000
POS System	$ 30,000
Smallwares	$ 25,000
Table and Chairs	$ 50,000
Audio Visual	$ 10,000
Delivery Truck	$30,000*
Signs, Artwork, Etc	$ 20,000
Brewery Equipment	$ 350,000
Coffee Equipment	$ 60,000
Architects & Engineers	$ 50,000
Canning Line	$150,000*
Building Improvements	$ 300,000
Total	**$1,145,000**
* Will pu chase if can fit in budget.	

APPENDIX A

NATIONAL RESTAURANT ASSOCIATION

2017 Restaurant Industry POCKET FACTBOOK

RESTAURANT INDUSTRY SALES ($B)

2017 Industry Sales Projection

Commercial Restaurant Services	**$736.3**
Eating Places	$551.7
Bars and Taverns	$19.8
Managed Services	$53.6
Lodging Places	$36.1
Retail, Vending, Recreation, Mobile	$75.2
Noncommercial Restaurant Services	**$59.7**
Military Restaurant Services	**$2.7**



$42.8 1970
$119.6 1980
$239.3 1990
$379.0 2000
$586.7 2010
$798.7 2017*
*Projected

RESTAURANT INDUSTRY EMPLOYMENT



2007 12.5 million
2017* 14.7 million
2027* 16.3 million
*Projected

LOCATIONS: 1 million+

RESTAURANT INDUSTRY SHARE OF THE FOOD $



1955 25%
Present 48%

CONSUMER TRENDS BY THE NUMBERS

40% Consumers who say diet-specific food options would make them choose one restaurant over another.

54% Consumers who say they would order breakfast items more often if restaurants offered them all day.

63% Millennials who eat a wider variety of ethnic cuisines now than they did two years ago.

49% Consumers who would buy meal kits to prepare at home if their favorite restaurant offered them.

56% Consumers who say their primary reason for preferring locally sourced food is that it supports farms and producers in their communities.

60% Consumers who say availability of environmentally friendly food would make them choose one restaurant over another.

80% Millennials who have used free Wi-Fi in a restaurant in the last year.

20% Consumers who say they would rather use technology than interact with restaurant staff.

30% Consumers who say technology makes them dine out or order takeout or delivery more often.

42% Consumers who say the ability to order online would make them choose one restaurant over another.

45% Consumers who say technology makes restaurant visits and ordering more complicated.

34% Smartphone users who have used their phone to pay for a restaurant meal.

OPPORTUNITY

- **Half of all adults** have worked in the restaurant industry at some point during their lives.
- **1 in 3 Americans** got their first job experience in a restaurant.
- **8 in 10 restaurant owners** say their first job in the restaurant industry was an entry-level position.
- **9 in 10 restaurant managers** started in entry-level positions.
- **The number of women-owned restaurant businesses** increased 40 percent between 2007 and 2012 – well above the 12 percent increase in all restaurant businesses.
- **The number of Hispanic-owned restaurant businesses** jumped 51 percent between 2007 and 2012, while black- or African-American-owned restaurants increased 49 percent.

CONSUMERS

- **9 in 10 consumers** say they enjoy going to restaurants.
- **2 in 5 consumers** say restaurants are an essential part of their lifestyle.
- **7 in 10 consumers** say their favorite restaurant foods provide flavors they can't easily duplicate at home.
- **8 in 10 consumers** say dining out with family and friends is a better use of their leisure time than cooking and cleaning up.

ECONOMIC IMPACT

- **Restaurant industry sales** are projected to total $798.7 billion in 2017 and equal 4 percent of the U.S. gross domestic product.
- **The restaurant industry is projected to employ** 14.7 million people in 2017 – about one in 10 working Americans.
- **The restaurant industry is expected to add** 1.6 million jobs over the next decade, with employment reaching 16.3 million by 2027.
- **More than 9 in 10 restaurants** have fewer than 50 employees.
- **More than 7 in 10 restaurants** are single-unit operations.
- **Sales per full-time-equivalent employee** at eating and drinking places in 2016 were $79,400.
- **Average unit sales** in 2014 were $992,000 at fullservice restaurants and $861,000 at quickservice restaurants.

APPENDIX B



U.S. BEER SALES VOLUME GROWTH 2016

OVERALL BEER **0.0%**
196,749,624 BBLS

6.2% CRAFT
24,104,852 BBLS

IMPORT BEER **6.8%**
33,366,352 BBLS

4.4% EXPORT CRAFT BEER
465,617 BBLS

OVERALL BEER MARKET **$107.6 BILLION**

CRAFT BEER MARKET **$23.5 BILLION**
10% DOLLAR SALES GROWTH

CRAFT 12.3% SHARE IN 2016 (24,104,852 BBLS)

IMPORT (33,366,352 BBLS)

DOMESTIC (139,278,420 BBLS)

SOURCE: BREWERS ASSOCIATION, BOULDER, CO

APPENDIX B



APPENDIX B



APPENDIX C

Breakfast

- Bagels, Bagels and Bagels. $2 Each

- How many different flavors? Roughly 6

- How many different cream cheese? Roughly 4 @ $5 each

- To Go packaging will be a huge focal point!!!

- Breakfast pizza. Depending on Size. $8 to $14 per pie

- Breakfast sandwiches. Roughly 4 - 6. $6 to $9

- Coffee. $2.50

- Cinnamon Rolls. Homemade and large. $6

- Will have expanded Sunday Brunch Menu.

Lunch

- Bagel sandwiches. $6 to $10

  • How many different kinds? Roughly 6 - 10

  • Meats, Veggie, Vegan

  • Hot and Cold sandwiches

- Pizza Bagels. $6 to $8

- Brick Oven Pizza. $8 to $14 per pie

- Salads. $8 to $12

- Homemade Soup. $4

- Homemade Pretzels. Pizza Size. $10

- Gourmet sandwiches. (Steak, chicken, sausages). $12 - $14

Dinner

- Brick Oven Pizza

- Salads

- Pizza Bagels

- Wings….Possibly

- Homemade Pretzels

- Brick Oven steak, fish, chicken, etc.

- Homemade Soup

- Rotating Steak

- Rotating Fish